UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

InsWeb Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45809K103

(CUSIP Number)

April 4, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:   ☐

CUSIP NO. 45809K103	13D

1.	Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only) Hussein A. Enan

2.	Check The Appropriate Box If A Member Of A Group (a) TM ☐
(b) TM ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned By By Each Reporting Person With	7.	Sole Voting Power 1,347,996

	8.	Shared Voting Power 41,250

	9.	Sole Dispositive Power 1,347,996

	10.	Shared Dispositive Power 41,250

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 1,389,246

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares TM ☐

13.	Percent Of Class Represented By Amount In Row 11 34.4%

14.	Type Of Reporting Person IN

1.	Names Of Reporting Persons. I.R.S. Identification No. Of Above Person (Entities Only) Danielle S. Enan

2.	Check The Appropriate Box If A Member Of A Group (a) TM ☐
(b) TM ☐

3.	SEC Use Only

4.	Source of Funds PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 41,250

	8.	Shared Voting Power 1,347,996

	9.	Sole Dispositive Power 41,250

	10.	Shared Dispositive Power 1,347,996

11.	Aggregate Amount Beneficially Owned By Each Reporting Person 1,389,246

12.	Check If The Aggregate Amount In Row (11) Excludes Certain Shares TM ☐

13.	Percent Of Class Represented By Amount In Row 11 34.4%

14.	Type Of Reporting Person IN

                                This Amendment No. 2 to Schedule 13D amends a prior statement on Schedule 13D (the “Schedule 13D”) filed on February 26, 2003 relating to shares of common stock, par value $0.001 (“Common Stock”) of InsWeb Corporation, a Delaware corporation (“InsWeb”).  The Schedule 13D is amended only as expressly reported herein and otherwise remains unchanged.

Item 4.                    Purpose of Transaction

                                The purchases of the Reporting Persons were made over time for investment purposes.  The share ownership of the Reporting Persons first exceeded 20% of the outstanding shares of the Company on February 26, 2003, as a result of the Company’s purchase and retirement of shares of its own Common Stock held by Intuit Insurance Services, Inc. and SOFTBANK America Inc.  On March 31, 2005, the Company purchased an additional 755,821 shares of its Common Stock, consisting of 531,947 shares held by Nationwide Mutual Insurance Company and 223,874 shares held by Century Capital Partners L.P. As a result of these repurchases, InsWeb had 4,042,801 shares of Common Stock outstanding as of April 1, 2005.

                                Except as set forth above, the filers do not have any intention to engage in any of the transactions enumerated in Items 4(a) through 4(j) of this Schedule.  Each of the Reporting Persons intends to continuously review its investment in InsWeb, and may in the future determine, either alone or as part of a group, to acquire additional securities of InsWeb, through open market purchases, private agreements, the granting of stock options by InsWeb, or otherwise.  Each of the Reporting Persons may also dispose of all or a portion of the shares of Common Stock through open market transactions or in privately negotiated transactions to one or more persons, and may consider alternatives with respect to the securities of InsWeb.  Notwithstanding anything contained herein, each of the Reporting Persons reserves the right to change its intention with respect to any or all such matters.

Item 5.                    Interest in Securities of the Issuer

                                Mr. Hussein Enan is the beneficial owner of 1,389,246 shares of Common Stock (representing 1,228,079 shares of Common Stock and options to purchase 161,167 shares that are exercisable or will become exercisable within 60 days of the date of this Amendment).  Such shares represent approximately 34.4% of the 4,042,801 shares of Common Stock currently outstanding.  Mr. Enan has sole voting and dispositive power over 1,347,996 shares.  During the past sixty days, Mr. Enan acquired beneficial ownership of 9,722 shares as a result of regular option vesting.  Of these shares, 4,167 may be acquired at an exercise price of $2.86 per share and the remaining 5,555 may be acquired at an exercise price of $4.95 per share.

                                Mrs. Danielle Enan is the beneficial owner of 1,389,246 shares of Common Stock (representing 1,228,079 shares of Common Stock and options to purchase 161,167 shares that are exercisable or will become exercisable within 60 days of the date of this Amendment).  Such shares represent approximately 34.4% of the 4,042,801 shares of Common Stock currently outstanding.  Mrs. Enan has sole voting and dispositive power over 41,250 shares.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to      Securities of the Issuer

                                This joint filing is made pursuant to the Joint Filing Agreement dated April 6, 2005 attached as Exhibit 1.

Item 7.                    Material to be Filed as Exhibits

EXHIBIT NO.	DESCRIPTION
1	Joint Filing Agreement dated April 6, 2005

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 6, 2005

/s/ Hussein A. Enan	/s/ Danielle S. Enan
Hussein A. Enan	Danielle S. Enan

Exhibit Index

EXHIBIT REFERENCE	DESCRIPTION

1	Agreement to Jointly File Schedule 13D